ONE WESTBROOK CORPORATE CENTER, SUITE 920

WESTCHESTER, ILLINOIS 60154

Tel: (630) 480-6413

May 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

Re:	Fenix Parts, Inc.
Registration Statement on Form S-1
Filed April 8, 2015
File No. 333-203296

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Fenix Parts, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-203296, as amended (the “Registration Statement”), to 3:00 p.m., Eastern Daylight Time, on Wednesday, May 13, 2015, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. 333-203296) shall automatically become effective upon the later of the Commission’s receipt of certification from The NASDAQ Global Market LLC with respect to the common stock of the Company and the effectiveness of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporate Finance

May 11, 2015

Page two

Please contact our counsel, Craig P. Colmar by telephone, at 312-922-1980 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Kent Robertson

/s/ Kent Robertson

Chief Executive Officer

cc:	Mr. Craig P. Colmar